
Union Pension Plans
invests in HIT
HIT finances
projects
Cycle of
Sustainable
Investment
Union workers
contribute
to pension funds

Union pension plans, public pension plans, health and welfare and annuity plans make investments in the HIT, in turn it seeks to generate competitive risk adjusted returns, current work hours for their members and sustainable community impacts.

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS

(1984-present)

632	217.0M	132,001	$7.0B	$22.7B	$52.7B	248,645
Projects	hours of on-site union construction work created	housing and healthcare units nationwide, with 67% affordable housing	in tax revenues (**$2.2 billion** state/local and **$4.8 billion** federal)	in personal income including wages and benefits, with **$11.8 billion** for construction workers	in total economic benefits	total jobs generated across communities

Includes projects receiving NMTC allocations by HIT subsidiary Building America CDE, Inc. Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and Building America project data. Data is current as of March 31, 2026. Economic impact data is in 2025 dollars and all other figures are nominal.